One World Products, Inc. 6605 Grand Montecito Pkwy, Suite 100 Las Vegas, Nevada 89149 (952) 405-6216

February 6, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:

Re:	One World Products, Inc. (CIK No. 0001622244) Registration Statement on Form S-1, as amended (File No. 333-276662)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, One World Products, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (as amended, the “S-1 Registration Statement”) be accelerated to, and that the S-1 Registration Statement become effective at, 10:00 a.m., Eastern Time on Friday, February 9, 2024 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s legal counsel, Fox Rothschild LLP.

Very truly yours,

One World Products, Inc.

By:	/s/ Isiah L. Thomas III
Name:	Isiah L. Thomas III
Title:	Chief Executive Officer